Exhibit 10.44

CLIFFS NATURAL RESOURCES INC.

200 Public Square, Suite 3300, Cleveland, OH 44114-2315

P 216.694 5700 clilffsnaturalresources.com

March 23, 2010

CONFIDENTIAL

Mr. P. Kelly Tompkins

1560 Barclay Boulevard

Westlake, Ohio 44145-6837

Dear Mr. Tompkins:

This letter confirms our offer to you for the position of Executive Vice President Legal, Government Affairs and Sustainability with Cliffs Natural Resources Inc. effective May 3, 2010. In this role, you will report directly to Joseph A. Carrabba, Chairman, President and Chief Executive Officer.

The following are the details of this offer:

BASE SALARY

Your starting salary will be $412,000 per year, payable semi-monthly. Individual performance and the salaries of elected officers are periodically reviewed by the Compensation and Organization Committee of the Board of Directors based on the recommendations of the Chief Executive Officer.

2010 BONUS

Based on the discretion of the Chief Executive Officer you will be eligible for a bonus equal to up to 168% of base pay or $692,160. Then beginning in 2011 you will begin to participate in the Executive Management Performance Incentive Plan described below.

Your 2010 bonus award will not be prorated from your date of hire.

EXECUTIVE MANAGEMENT PERFORMANCE INCENTIVE PLAN

Beginning in 2011 you begin to participate in the Executive Management Performance Incentive Plan (EMPI), which provides an annual target cash bonus of 80 percent of your base salary. The Compensation Committee establishes a maximum EMPI Plan opportunity at the beginning of each year, expressed as a percentage of base salary. Your maximum EMPI opportunity for 2011 will be 168% of base or $692,160. Actual Incentive payouts are determined under a weighted scoring system, with the scoring of each performance element expressed as the percentage of the overall maximum payout that is attributable to that element. The “target” level of overall performance produces a payout equal to 50% of the maximum award and an overall scoring at the “minimum” or threshold level produces a payout equal to 25% of the maximum award.

LONG-TERM EQUITY INCENTIVE PLAN

You will participate in the Long Term Equity Incentive Plan and be eligible to receive annual Long Term Equity Incentive award (including Restricted Share Units) based on the Plan formula. Normally, the grant size will be determined based upon a market review and analysis of your current position.

For 2010 your total Long Term Incentive award will be 16,100 shares of Cliffs Natural Resources Inc. stock. Seventy five percent of this award, or 12,075 shares, will be Performance Shares. The Performance Shares vest into actual shares on a three-year moving cycle based on achieving corporate objectives as to total shareholder return (share price plus reinvested dividends) performance against a peer group and Free Cash Flow. Twenty five percent of your award, or 4,025 Restricted Share Units, will vest after three years based on your continuing employment to that date. Your Performance Share award will be computed as though you had been an employee of the Company beginning on January 1, 2010 and shall not be prorated because of your being hired during 2010.

The Company will recognize your RPM, Inc hire date of 1996 as your date of hire for purposes of determining your eligibility status for certain going-forward benefit levels under certain Cliffs’ benefit plans. Below are the employee benefit plans that will be modified by recognizing 1996 instead of 2010.

Short term disability

By recognizing the 1996 date of hire your Short Term Disability benefit would provide 100% of base pay until the month then 75% of base pay through the 12th month of disability

Long term disability

You will immediately be able to elect any of the five Long Term Disability options available under the Cliffs’ Plan.

Supplemental Retirement Plan

Your pay crediting percentage will increase in the non-qualified Supplemental Retirement Plan.

Vacation

You will now be eligible for 4 weeks of vacation.

SEVERANCE PROTECTION

The Company will enter into a change-of-control severance agreement with you. This agreement will provide, among other things, compensation in the event your position is eliminated or substantially diminished following a corporate change-of-control.

EMPLOYEE BENEFIT PLANS

Subject to the eligibility rules of the various plans, you will be entitled to participate in the pension, 401(k), life insurance, medical and dental insurance coverage, disability, other employee benefit programs and arrangements, including any executive perquisites that are generally made available by the Company to employees in your position. Attached is a brief summary of these benefits.

Retiree Medical Coverage

Subsidized retiree medical coverage is not a part of the Company’s retirement benefit program for employees hired or rehired after January 1, 1993.

Periodic Review of Benefit Plans

The Company periodically reviews all employee benefit plans and programs to ensure that employees are offered competitive and affordable benefits. The Company reserves the right to amend or terminate any such employee benefit plan, program or perquisite at any time and for any reason without the consent of any employee or participant.

Terms of Employment

This offer is contingent upon your successful completion of a Company pre-employment physical and drug/alcohol screen, which will be administered and evaluated consistent with the Americans with Disabilities Act of 1990.

By accepting this offer as Executive Vice President Legal, Government Affairs and Sustainability, you agree to act honestly, in good faith, in the Company’s best Interests, and to exercise the degree of skill and diligence that a person having your expertise and knowledge of the Company’s affairs would reasonably be expected to exercise in comparable circumstances. Further, you agree to devote yourself exclusively and full-time to the Company’s business and not to be employed or engaged in other businesses without the Company’s prior written approval. You agree to observe and abide by all the Company’s policies, rules and procedures, including the Company’s Code of Business Conduct and Ethics policy. A copy of that policy is enclosed.

In accordance with corporate policy, this letter and your response are not meant to constitute a contract of employment for any specific period of time and you will remain, at all times, an employee at-will. Absolutely no one except the Board of Directors of the Company may change the at-will nature of our relationship, and then only in writing. Any reliance on any representations, oral or otherwise, contrary to “employment-at-will” is unreasonable.

I look forward to you joining the Cliffs’ team and working with you. I believe that you will find the challenges to be significant, the rewards to be competitive, and the satisfaction to be substantial in working for a highly professional organization with a proud history in a vital industry.

Please confirm in writing your acceptance of this offer and return the signed copy of the enclosed Employee Invention and Secrecy Agreement with your confirmation.

If you have any questions regarding the terms of the offer or the responsibility of the position, please do not hesitate to contact me.

Very truly yours,

/s/ William A. Brake
William A. Brake

Acceptance of Offer:

I have read and accept all of the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter.

/s/ P. Kelly Tompkins	March 31, 2010
P. Kelly Tompkins	Date

Enclosure

cc:	Joseph A. Carrabba
Personnel File